Exhibit 99.1

Valens Semiconductor and AI Image Processing Company iCatch Technology Collaborate to Bring a 360-Degree Multi-Camera Videoconferencing Solution to Market

Addresses the fast-growing multi-camera videoconferencing market by offering a unified meeting room experience with a flexible, efficient, and high-performance connectivity solution

HOD HASHARON, ISRAEL, June 12, 2023 – Valens Semiconductor Ltd. (NYSE: VLN), a premier provider of high-performance connectivity solutions for the audio-video and automotive markets, announced that it is collaborating with Taiwan-based iCatch Technology, a leading Artificial Intelligence (AI) image processing IC (Integrated Chip) fabless semiconductor design company, to develop a multi-camera videoconferencing solution that will provide an improved and consistent user experience in-and-across conference rooms. The solution will transform the system architecture of multi-camera videoconferencing applications by seamlessly embedding considerably smaller and lower cost cameras anywhere in a room, while reducing power consumption and costs, producing/delivering the best and most efficient room view coverage.

“We are happy to collaborate with iCatch Technology to address the growing demand for equipping spaces with the proper audio and video distribution solutions to foster meeting equity, increase efficiency, and provide a better user experience,” said Gabi Shriki, SVP and Head of Audio-Video at Valens Semiconductor Ltd. “Valens Semiconductor’s VA7000 chipset family, is ideal for extending multiple cameras in videoconferencing systems applications. The comprehensive solution, which leverages our VA7000 chipset family and iCatch Technology’s AI imaging System-on-Chip (SoC), will allow our customers to introduce innovative products with a short time-to-market. As the VA7000 is an automotive-grade chipset, it is ideal not only for videoconferencing, but also for medical and industrial applications.”

Valens Semiconductor’s VA7000 chipset family extends multiple uncompressed Camera Serial Interfaces (CSI-2) directly to a centralized Image Signal Processor (ISP) unit, eliminating the need for an ISP in each camera. This enables using cameras that are smaller and consume less power, at reduced cost. The ISP in iCatch Technology’s V57 AI imaging SoC captures and processes up to four video streams in real-time and outputs the streams through USB 3.2 Gen 1. Its built-in video DSP (Digital Signal Processor) and AI NPU (Neural Processing Unit) enable analyzing the video streams to track all participants and provide an optimal meeting experience.

“We are excited to be working with Valens Semiconductor. Our collaboration has enabled us to develop a cutting-edge solution that will change the way the world approaches videoconferencing settings,” said Chuck Liao, VP of Business Development of iCatch Technology. “We believe that the multi-camera video solution based on Valens Semiconductor’s VA7000 chipset family and iCatch Technology’s latest V57 AI imaging SoC will raise the bar with regards to quality, long-distance transmission and system reliability in videoconferencing.”

Valens Semiconductor and iCatch Technology will be demonstrating a reference design of the solution at Infocomm International, 2023, June 14th -16th, (Orange County Convention Center at Orlando, Florida) at Booth #3043. To schedule a meeting, contact us through our website.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling high-performance connectivity for the Audio-Video and Automotive industries. Valens' HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens' chipsets integrated into thousands of products in a wide range of applications. Valens' Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the MIPI A-PHY standard for high-speed in-vehicle connectivity. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor.

These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the effects of health epidemics, such as the recent global COVID-19 pandemic; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on March 1, 2023 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Valens Semiconductor Media Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Valens Semiconductor Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8251

Valens@finprofiles.com

SOURCE Valens Semiconductor